Mail Stop 3010

October 8, 2009

Mr. Jeffrey B. Van Horn
Chief Financial Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA 94104

     Re: **KKR Financial Holdings LLC**
             Form 10-K for the year ended December 31, 2008
             File No. 1-33437

Dear Mr. Van Horn:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant